

June 26, 2014

Via E-mail
Andrew J. Sossen
Chief Operating Officer and General Counsel
Starwood Property Trust, Inc.
591 West Putnam Avenue
Greenwich, Connecticut 06830

      Re: **Starwood Property Trust, Inc.**
               Form 10-K for the fiscal year ended December 31, 2013
               Filed February 26, 2014
               File No. 001-34436

Dear Mr. Sossen:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Stacie D. Gorman

                                   Stacie D. Gorman
                                   Senior Counsel